                           SOUTHERN OHIO COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                      FOR THE QUARTER ENDED JUNE 30, 2001*



                                   CONTENTS

                                                                     Page

        Statements of Income and Retained Earnings                     1

        Balance Sheets                                                2-3

        Information Concerning Mine Operations and
          Capital Improvements                                        4-5

        Calculation of Cost of Capital and
          Statement of Cost of Commercial Coal Sold and Shipped        6

        Statement of Cost of Operation                                 7

        Analysis of Mining Plant in Service                            8

        Calculation of Allowed Cost of Capital -
          Effective April 1, 2001                                      9








        *Final Report - See Page 5 for explanation.

                           SOUTHERN OHIO COAL COMPANY
                               STATEMENT OF INCOME
                       FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $70,927

COST OF OPERATION                                           72,844
                                                           -------

OPERATING LOSS                                              (1,917)

FEDERAL INCOME TAXES ON OPERATIONS                             525
                                                           -------

NET LOSS FROM OPERATIONS                                    (2,442)

NONOPERATING INCOME                                          2,442
                                                           -------

NET INCOME                                                 $  -
                                                           ========



                         STATEMENT OF RETAINED EARNINGS
                       FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $26,446

NET INCOME                                                    -
                                                           --------

BALANCE AT END OF PERIOD                                   $26,446
                                                           =======


The common stock of the Company is wholly owned by Ohio Power Company.

                           SOUTHERN OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                           June 30,
                                                             2001
                                                         ------------
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $188,710
  Accumulated Depreciation and Amortization                 181,208
                                                           --------

         NET MINING PLANT                                     7,502
                                                           --------

OTHER PROPERTY AND INVESTMENTS                               51,874
                                                           --------

CURRENT ASSETS:
  Cash and Cash Equivalents                                     130
  Accounts Receivable - General                               4,368
  Advances to Affiliates                                    205,345
  Coal                                                          409
  Materials and Supplies                                      1,017
  Other                                                         262
                                                           --------

         TOTAL CURRENT ASSETS                               211,531
                                                           --------

DEFERRED INCOME TAXES                                       112,782
                                                           --------

DEFERRED CHARGES                                              3,386
                                                           --------

           TOTAL                                           $387,075
                                                           ========

                           SOUTHERN OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)


                                                           June 30,
                                                            2001
                                                        ------------
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    2,562
  Other Paid-in Capital                                     26,320
  Retained Earnings                                         26,446
                                                          --------

         TOTAL SHAREHOLDER'S EQUITY                         55,333
                                                          --------

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions      137,619
  Accrued Workers Compensation                              22,808
  Mine Closure                                              12,699
  UMWA Trust Liability                                      17,956
  Accrued Reclamation Costs                                 45,305
  Operating Reserves                                        13,670
                                                          --------

         TOTAL OTHER NONCURRENT LIABILITIES                250,057
                                                          --------

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  8,486
    Affiliated Companies                                     2,162
  Taxes Accrued                                             21,082
  Interest Accrued                                           1,552
  Accrued Vacation Pay                                       3,060
  Workers' Compensation Claims                               7,567
  Postemployment Benefits                                   19,956
  Other                                                      7,358
                                                          --------

         TOTAL CURRENT LIABILITIES                          71,223
                                                          --------

REGULATORY LIABILITIES AND DEFERRED CREDITS                 10,462
                                                          --------

           TOTAL                                          $387,075
                                                          ========

                           SOUTHERN OHIO COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                       FOR THE QUARTER ENDED JUNE 30, 2001

         In July 2001, Ohio Power Company sold Southern Ohio Coal Company (SOCCo). Therefore, this will be the final report that is filed for SOCCo.

                           SOUTHERN OHIO COAL COMPANY
 CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                       FOR THE QUARTER ENDED JUNE 30, 2001
                         (in thousands, except as noted)
                                                                                                     April through
                                                                                                          June
                                                                                                          2001
  I. Calculation of Cost-of-Capital Compensation:
     -------------------------------------------
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         2,562
            Other Paid-in Capital                                                                          26,320
                                                                                                         --------
                                                                                                           28,887
       B. Rate of Return Allowable per HCAR No. 26573:
            9.90% per annum, 2.475% per quarter                                                            .02475
                                                                                                         --------

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $    715
                                                                                                         ========

            2. Year-to-Date                                                                              $  1,457
                                                                                                         ========

       D. Net Income per Statement of Income (a)                                                         $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                       2,442
                                                                                                         --------

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $ (2,442)
                                                                                                         ========

            2. Year-to-Date                                                                              $ (4,942)
                                                                                                         ========

 II. Coal Billing Calculation - Meigs Division:
     -----------------------------------------
       A. Total Operating Expenses (b)                                                                   $ 73,369

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                             (2,442)
                                                                                                         --------

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 70,927
                                                                                                         ========

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,321,953
                                                                                                        =========

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $53.65
                                                                                                           ======
(a)     The  Company  sold  its   Martinka  mining  division  and   most  of
        the  Martinka  related  coal  reserves to an unaffiliated company.
        No return on equity investment associated with these operations has been billed since the division ceased mining coal effective July 1,
        1992. All results associated with the Martinka division since then are billed to the Parent Company, Ohio Power Company, eliminating any earnings effect to the Company.
(b)     As represented by "Cost of  Operation" plus "Federal  Income Taxes On
        Operations" reported in  Statement of Income.

                           SOUTHERN OHIO COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                       FOR THE QUARTER ENDED JUNE 30, 2001


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,496
Indirect Labor-UMW*                                          4,566
Benefits-UMW*                                               17,808
Salaries and Benefits-Nonunion                               5,136
Operating Supplies                                           3,220
Repair Parts and Materials                                   4,438
Electricity and Other Utilities                              1,763
Outside Services-Maintenance, Haulage and Reclamation        3,317
Taxes Other Than Federal Income Taxes**                      1,854
Rental of Equipment                                             60
Depreciation, Depletion and Amortization                        92
Mining Cost Normalization***                                16,145
Other Production Costs                                      12,539
                                                           -------

Subtotal                                                    72,434

Transfers of Production Costs (to)/from Coal Inventory         410
                                                           -------

          Total                                            $72,844
                                                           =======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                           SOUTHERN OHIO COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                             June 30, 2001
                                    -------------------------------
                                                             Net
                                      Gross   Accumulated  Carrying
                                      Cost     Provisions   Amount
                                    --------  -----------  --------
                                             (in thousands)

          Description

Surface Lands                       $  7,502    $   -      $7,502

Mining Structures and Equipment       47,059      47,059     -

Mine Development Costs               134,149     134,149     -
                                    --------    --------   ------

    Total Mining Plant in Service   $188,710    $181,208   $7,502
                                    ========    ========   ======

                 OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINE
                       SOUTHERN OHIO COAL COMPANY - MEIGS
              ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 9.90%
                                EFFECTIVE 4-1-01

THE 9.90% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS CALCULATED AS
FOLLOWS:

                CAPITALIZATION                                    AFTER-TAX
                  @12/31/00       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT            (000)        OF TOTAL         COST        RATE OF RETURN
---------       --------------    --------      ---------      --------------

Long-term Debt  $1,142,918(a)       48.85%        7.05%(c)          3.44%

Preferred Stock     25,498           1.09%        4.94%(c)          0.05%

Common Stock     1,171,077(b)       50.06%       12.81%(d)          6.41%
                ----------         ------                           ----

Total           $2,339,493         100.00%                          9.90%*
                ==========         ======                           ====

Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).

a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
c)       Cost at 12/31/00.
d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.
* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2001.